                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 1)

                             Hughes Supply, Inc.
- --------------------------------------------------------------------------------
                               (NAME OF ISSUER)

                   Common Stock, par value $1.00 per share
- --------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                  444482103
- --------------------------------------------------------------------------------
                                (CUSIP NUMBER)

    James D. Davis, 2001 Park Place, Suite 320, Birmingham, Alabama 35203
                                (205) 324-7681
- --------------------------------------------------------------------------------
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 May 13, 1996
- --------------------------------------------------------------------------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (continued on following pages)


                             (Page 1 of 34 Pages)

CUSIP No. 444482103             SCHEDULE 13D   Page     2    of     34   Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          J.D. Brown, Jr.
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [ X ]


  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [   ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          United States of America
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    -0-
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     -0-
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   -0-
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               -0-
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          -0-
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          0%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          IN
          ---------------------------------------------------------------------

CUSIP No. 444482103             SCHEDULE 13D   Page     3    of     34   Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          James D. Davis
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [ X ]


  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [   ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          United States of America
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    45,000
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     549,956
    Each               See Item 2 and Item 5 for a description of the manner in
  Reporting            which these shares are held.
 Person With           --------------------------------------------------------
                       (9)     Sole Dispositive Power
                               45,000
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               549,956
                       See Item 2 and Item 5 for a description of the manner in
                       which these shares are held.
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          594,956
          See Item 2 and Item 5 for a description of the manner in which these shares are held.
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------
 (13)     Percent of Class Represented by Amount in Row (11)

          6.2%
          See Item 2 and Item 5 for a description of the manner in which these shares are held.
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          IN
          ---------------------------------------------------------------------

CUSIP No. 444482103             SCHEDULE 13D   Page     4    of     34   Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          Houston Products & Machine, Inc.
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [ X ]
                                                                    (b)   [   ]


  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [   ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          Texas
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    -0-
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     334,978
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   -0-
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               334,978
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          334,978
          See Item 2 and Item 5 for a description of the manner in which these shares are held.
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          3.5%

          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          CO
          ---------------------------------------------------------------------

CUSIP No. 444482103             SCHEDULE 13D   Page     5    of     34   Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          Jemison Investment Co., Inc.
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [ X ]
                                                                    (b)   [   ]


  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [   ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          Delaware
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    -0-
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     549,956
    Each               See Item 2 and Item 5 for a description of the manner in
  Reporting            which these shares are held.
 Person With           --------------------------------------------------------
                       (9)     Sole Dispositive Power
                               -0-
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               549,956
                       See Item 2 and Item 5 for a description of the manner in
                       which these shares are held.
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          549,956
          See Item 2 and Item 5 for a description of the manner in which these shares are held.
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          5.7%
          See Item 2 and Item 5 for a description of the manner in which these shares are held.
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          CO
          ---------------------------------------------------------------------

CUSIP No. 444482103             SCHEDULE 13D   Page     6    of     34   Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          Multalloy, Inc. (New Jersey)
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [ X ]
                                                                    (b)   [   ]


  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [   ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          New Jersey
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    -0-
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     334,978
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   -0-
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               334,978
                       --------------------------------------------------------
 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          334,978
          See Item 2 and Item 5 for a description of the manner in which these shares are held.
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------
 (13)     Percent of Class Represented by Amount in Row (11)
          3.5%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          CO
          ---------------------------------------------------------------------

CUSIP No. 444482103             SCHEDULE 13D   Page     7    of     34   Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          Multalloy, Inc. (Texas)
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [ X ]
                                                                    (b)   [   ]


  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [   ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          Texas
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    -0-
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     334,978
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   -0-
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               334,978
                       --------------------------------------------------------
 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          334,978
          See Item 2 and Item 5 for a description of the manner in which these shares are held.
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------
 (13)     Percent of Class Represented by Amount in Row (11)
          3.5%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          CO
          ---------------------------------------------------------------------

CUSIP No. 444482103             SCHEDULE 13D   Page     8    of     34   Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          PVF Holdings, Inc.
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [ X ]
                                                                    (b)   [   ]


  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [   ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          Delaware
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    214,978
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     334,978
    Each               See Item 2 and Item 5 for a description of the manner in
  Reporting            which these shares are held.
 Person With           --------------------------------------------------------
                       (9)     Sole Dispositive Power
                               214,978
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               334,978
                       See Item 2 and Item 5 for a description of the manner in
                       which these shares are held.
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          334,978
          See Item 2 and Item 5 for a description of the manner in which these shares are held.
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          5.7%
          See Item 2 and Item 5 for a description of the manner in which these shares are held.
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          CO, HC
          ---------------------------------------------------------------------

CUSIP No. 444482103             SCHEDULE 13D   Page     9    of     34   Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          Southwest Stainless, Inc.
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [ X ]
                                                                    (b)   [   ]


  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [   ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          Texas
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    -0-
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     334,978
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   -0-
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               334,978
                       --------------------------------------------------------
 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          334,978
          See Item 2 and Item 5 for a description of the manner in which these shares are held.
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------
 (13)     Percent of Class Represented by Amount in Row (11)
          3.5%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          CO
          ---------------------------------------------------------------------

CUSIP No. 444482103             SCHEDULE 13D   Page     10    of    34   Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          Michael L. Stanwood
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [ X ]


  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [   ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          United States of America
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    75,000
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     -0-
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   75,000
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               -0-
                       --------------------------------------------------------
 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          75,000
          See Item 2 and Item 5 for a description of the manner in which these shares are held.
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------
 (13)     Percent of Class Represented by Amount in Row (11)
          0.8%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          IN
          ---------------------------------------------------------------------

               This Amendment No. 1 to Schedule 13D amends and supplements the statements on Schedule 13D filed with the Securities and Exchange Commission on April 8, 1996, relating to the common stock, par value $1.00 per share, of Hughes Supply, Inc., a Florida corporation (the "Issuer"). Except as amended and supplemented herein, the information set forth in the originally filed Schedule 13D remains true and correct in all material respects.

ITEM 2.   IDENTITY AND BACKGROUND.

          On March 27, 1996, the Issuer entered into an Asset Purchase Agreement (the "Asset Agreement") with Jemison Investment Co., Inc., a Delaware corporation ("Jemison"), PVF Holdings, Inc., a Texas corporation ("PVF"), Southwest Stainless, Inc., a Texas corporation ("Southwest"), Multalloy, Inc., a New Jersey corporation ("Multalloy
          (NJ)"), Multalloy, Inc., a Texas corporation ("Multalloy (TX)"), and Houston Products & Machine, Inc., a Texas corporation ("Houston") (Southwest, Multalloy (NJ), Multalloy (TX) and Houston are hereinafter sometimes collectively referred to as the "Sellers" and sometimes individually as a "Seller") to acquire substantially all of the assets, properties and business of the Sellers, and to assume certain of Sellers' liabilities (the "Transaction"). The closing (the "Closing") of the transactions contemplated by the Agreement occurred on May 13, 1996 (the "Closing Date").

          At the Closing, Issuer paid to the Sellers a base price of $92,600,000.00, which was paid as follows: (i) cash in the amount of $44,000,000.00; (ii) a note in the amount of $30,000,000.00;
          and (iii) the issuance of 669,956 shares of Issuer common stock, having an agreed upon value of $18,600,000.00, of which 334,978 shares were immediately placed into an escrow as security pending a post-closing adjustment to the purchase price based on the closing date net assets of the Sellers. The Issuer also assumed certain other liabilities of the Sellers. Following the Closing, the base price will be increased or decreased (on a dollar for dollar basis) based on the difference between the book value of net assets acquired, adjusted for certain inventory and accounts receivable items, and an agreed upon book value amount. Any adjustment to the purchase price shall be paid 80% in cash and 20% in Issuer common stock at the agreed upon value. As a result, the number of Issuer shares received by Sellers or their successors in the Transaction may increase or decrease; provided, however, that in no event will the number of Issuer shares acquired by Sellers amount to more that 9.9% of the total outstanding shares of Issuer common stock. At this time, the exact allocation of shares among the Sellers has not been determined; it is expected that such allocation will be determined in the relatively near future.

          On or about the time of the Closing, Jemison purchased from three members of PVF Management, J.D. Brown, Jr., James D. Davis and Michael L. Stanwood (collectively the "Management Investors"), all of the shares of common stock of PVF that were owned by each of these members of PVF Management. In exchange for the transfer of the shares of PVF common stock to Jemison, in addition to promissory notes issued by Jemison, James D. Davis received 45,000 shares of Issuer securities, and Michael L. Stanwood received 75,000 shares of Issuer securities. J.D. Brown, Jr. received no shares of Issuer securities in exchange for the transfer of his shares of PVF Common Stock.

     Immediately following the Closing, Sellers transferred 334,978 shares to PVF, which in turn transferred 120,000 shares of Issuer common stock to Jemison. Jemison then delivered 45,000 shares to James D. Davis and 75,000 shares to Michael L. Stanwood in partial consideration of the sale to Jemison of their PVF common stock. It is possible that subsequent to the Closing, Jemison may cause the Sellers to be liquidated into PVF and PVF to be liquidated into Jemison, resulting in all of the Issuer common stock received by Sellers in the Transaction being owned by Jemison (other than shares distributed to the Management Investors).

     In light of the foregoing, the entities discussed above may be deemed to be a group for purposes of reporting beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934. In addition, in light of the foregoing, the Management Investors, at the time of the filing of the original Schedule 13D, may also have been deemed to be members of the group (the entities and Management Investors, collectively, the "Group"). On or about May 13, 1996, J.D. Brown, Jr. ceased to have any ownership interest in Jemison, PVF, Sellers or the Issuer, and at such time ceased to be considered a possible member of the Group. As of May 22, 1996, Michael L. Stanwood had no ownership interest in Jemison, PVF, or Sellers and resigned any positions as an officer or director of PVF and Sellers, thereby ceasing to be considered a possible member of the Group. Both Messrs. Brown and Stanwood continue as directors of Jemison, and J.D. Brown Jr. continues as a director of PVF, Houston, Multalloy (NJ) and Southwest. James D. Davis, by virtue of his direct ownership of 45,000 shares of Issuer common stock and his relationship to Jemison and its subsidiaries described below, may be deemed to be a part of the group comprised of Jemison, PVF and Sellers. However, James D. Davis disclaims membership in a group and beneficial ownership of the Issuer shares that are the subject of this statement, other than the 45,000 shares owned directly by him, and the filing of this statement shall not be construed as an admission that he is a member of a group or the beneficial owner of any of the securities covered by this statement. This statement is filed on behalf of all of the entities and individuals listed as Reporting Persons in the cover pages.

          A. J. D. Brown, Jr. is a director of Jemison, PVF, Houston, Multalloy (NJ) and Southwest.

          B. James D. Davis is an executive officer and director of Jemison, PVF, Southwest, Multalloy (NJ), Multalloy (TX) and Houston.

          C. Houston Products & Machine, Inc. The new address of the principal office of Houston is 2001 Park Place, Suite 320, Birmingham, Alabama 35203.

               2. Michael L. Stanwood resigned as the President and as a director of Houston on May 22, 1996.


               3. James D. Davis is the President and a director of Houston. The information with respect to James D. Davis is provided in Item 2, paragraph B above.


          E. Multalloy, Inc. (NJ) The new address of the principal office of Multalloy (NJ) is 2001 Park Place, Suite 320, Birmingham, Alabama 35203.

               2. Michael L. Stanwood resigned as the President and as a director of Multalloy (NJ) on May 22, 1996.

               3.   James D. Davis is President and a director of Multalloy
                    (NJ). The information with respect to James D. Davis is provided in Item 2, paragraph B above.


          F. Multalloy, Inc. (TX) The new address of the principal office of Multalloy (TX) is 2001 Park Place, Suite 320, Birmingham, Alabama 35203.

               1. Michael L. Stanwood resigned as the President and Chief Executive Officer and as a director of Multalloy (TX) on May 22, 1996.

               3.   James D. Davis is President and a director of Multalloy
                    (TX). The information with respect to James D. Davis is provided in Item 2, paragraph B above.


          G. PVF Holdings, Inc. The new address of the principal office of PVF is 2001 Park Place, Suite 320, Birmingham, Alabama 35203.

               2. Michael L. Stanwood resigned as the President and as a director of PVF on May 22, 1996.

               3. James D. Davis is President and a director of PVF. The information with respect to James D. Davis is provided in
                    Item 2, paragraph B above.


          H. Southwest Stainless, Inc. The new address of Southwest is 2001 Park Place, Suite 320, Birmingham, Alabama 35203.

               2. Michael L. Stanwood resigned as the President, Chief Executive Officer and as a director of Southwest on May 22, 1996.

               4. James D. Davis is President and a director of Southwest. The information with respect to James D. Davis is provided at Item 2, paragraph B above.


          I. Michael L. Stanwood. Since the last report on Schedule 13D, Michael L. Stanwood has resigned any and all officer positions and directorships that he held in PVF and Sellers.
               Furthermore, he no longer has any ownership interest in PVF. Mr. Stanwood remains as a director of Jemison.



               (a) The name of the person filing this statement is Michael L. Stanwood.

               (b) The business address of Michael L. Stanwood is 8505 Monroe Boulevard, Houston, Texas 77061.

               (c) Michael L. Stanwood is the President of Southwest Stainless, a division of Issuer at 8505 Monroe Boulevard, Houston, Texas 77061.

               (d) Michael L. Stanwood has not been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) Michael L. Stanwood has not been, during the last five years, party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or in which any violation of such laws was found.

               (f) Michael L. Stanwood is a citizen of the United States of America.


ITEM 4.        PURPOSE OF TRANSACTION.

               The Issuer securities acquired by the Reporting Persons are being
          acquired for investment purposes.   Michael L. Stanwood has
          assumed the position of President with a division of Issuer. Except in Mr. Stanwood's capacity as such or as described in the description of the Transaction provided in Item 2 above, none of the persons identified in Item 2 above have any present plans or proposals to (a) acquire additional securities of the Issuer or to dispose of securities of the Issuer; (b) effect an extraordinary corporate transaction; (c) sell or transfer a material amount of the assets of the Issuer; (d) change the present board of directors or management of the Issuer; (e) change the present capitalization or dividend policy of the Issuer; (f) make any material change in the Issuer's business or corporate structure; (g) change the Issuer's Charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
          (h) cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to
          Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, (the "Act"); or (j) take any action similar to any of those enumerated above.


ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

          (a) As of the time of this statement, the Reporting Persons may be deemed to own beneficially in the aggregate the numbers and percentages of the Issuer's securities set forth opposite their names below (based upon the number of shares of Issuer securities that, according to the Issuer, were outstanding on May 28, 1996).

          Name                      Shares of Issuer Securities         Percentage
          ----                      ---------------------------         ----------

          J.D. Brown, Jr.                        0                          0%
          James D. Davis                   594,956                        6.2
          Houston Products &
            Machine Inc.                   334,978                        3.5
          Jemison Investment
            Co., Inc.                      549,956                        5.7
          Multalloy, Inc. (New
            Jersey)                        334,978                        3.5
          Multalloy, Inc. (Texas)          334,978                        3.5
          PVF Holdings, Inc.               549,956                        5.7
          Southwest Stainless, Inc.        334,978                        3.5
          Michael L. Stanwood               75,000                        0.8



          No other person named in Item 2 beneficially owns any shares of Issuer securities. The Sellers or their successors may have the right to receive additional shares of issuer securities as a result of the purchase price adjustment described in Item 2 above.

          (b) There are 334,978 shares of Issuer securities currently held in an escrow for the benefit of Sellers, although no allocation of these shares among the Sellers has of yet been made. Each of the Sellers are wholly owned subsidiaries of PVF, and PVF may be deemed to share voting and dispositive power over those 334,978 shares. PVF currently owns 214,978 shares. Jemison, as the owner of approximately 100% of the outstanding capital stock of PVF, may share voting and dispositive power over all shares of Issuer securities beneficially owned by PVF and the Sellers. Furthermore, James D. Davis owns 45,000 shares of Issuer securities over which he has sole voting and dispositive power. As stated in Item 2 above, James D. Davis, by virtue of his direct ownership of 45,000 shares of Issuer securities and his relationship to Jemison and its subsidiaries described above, may be deemed to be a part of the group comprised of Jemison, PVF and Sellers, and therefore, to have shared voting and dispositive power over the 549,956 shares of Issuer securities beneficially owned by Jemison, in addition to the 45,000 shares of Issuer securities directly owned by him. However, as stated in Item 2 above, James D. Davis disclaims membership in a group and beneficial ownership of the Issuer securities that are the subject of this statement other than the 45,000 shares directly owned by him. Michael L. Stanwood owns 75,000 shares of Issuer securities over which he has sole voting and dispositive power. These 75,000 shares represent the only shares beneficially owned by Michael L. Stanwood since he is no longer considered a possible member of the group. J.D. Brown, Jr. does not directly own any shares of Issuer securities nor does he beneficially own any such shares, since he is no longer considered a possible member of the Group.

     (c) The following table sets forth the transactions effected by each of the persons listed in Item 5(a) during the past 60 days.


          Date              # 0f Shares      Transferred       Transferred                   Price
          ----              -----------      -----------       -----------                   -----
                                             By                To
                                             --                --
          05/13/96          669,956          Issuer            Sellers                        *
          05/13/96          334,978          Sellers           PVF                            *
          05/13/96          120,000          PVF               Jemison                        *
          05/13/96           45,000          Jemison           James D. Davis                 *
          05/13/96           75,000          Jemison           Michael L. Stanwood            *


          * The shares of Issuer securities transferred by Issuer to Sellers were exchanged for substantially all of the assets, properties and business of the Sellers as well as the assumption of certain of the Sellers' liabilities. The shares transferred by Sellers to PVF, and by PVF to Jemison, were part of an intercompany transfer. The shares transferred by Jemison to James D. Davis and Michael L. Stanwood were transferred as part of the consideration for the purchase by Jemison of the shares of capital stock of PVF owned by Messrs. Davis and Stanwood.

          (e) As of May 22, 1996 and May 13, 1996, respectively, Michael L. Stanwood and J.D. Brown, Jr. are no longer considered members of the Group. Consequently, on May 22, 1996, Michael L. Stanwood ceased to be a beneficial owner of more than 5% of the Issuer securities. Further, on May 13, 1996, J.D. Brown, Jr. ceased to be the beneficial owner of more than 5% of the Issuer securities. This Amendment No. 1 is, therefore, a final filing as to each of them.
          It is not, however, a final filing as to the remaining members of the Group or to James D. Davis as a possible member of the Group who has disclaimed membership therein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          The parties have been granted certain registration rights under the Asset Agreement. Other than as disclosed in this Item 6, and other than under the Asset Agreement, no Reporting Person is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE:  May 31, 1996                       /s/ J.D. Brown, Jr.
                                          -------------------------------------
                                                     J. D. Brown, Jr.

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE:  May 31, 1996                     /s/ James D. Davis
                                        --------------------------------------
                                                    James D. Davis

                                   SIGNATURES


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned corporation certifies that the information set forth in this statement is true, complete and correct.


                                  HOUSTON PRODUCTS & MACHINE, INC.,
                                          a Texas Corporation



DATE:  May 31, 1996               /s/ James D. Davis
                                  ----------------------------------------
                                             By James D. Davis
                                             Its President

                                   SIGNATURES


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned corporation certifies that the information set forth in this statement is true, complete and correct.

                                     JEMISON INVESTMENT CO., INC.,
                                         a Delaware corporation



DATE:  May 31, 1996                  /s/ James D. Davis
                                     ----------------------------------
                                            By James D. Davis
                                             Its President

                                   SIGNATURES


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned corporation certifies that the information set forth in this statement is true, complete and correct.

                                                   MULTALLOY, INC.,
                                              a New Jersey corporation



DATE:  May 31, 1996                           /s/ James D. Davis
                                              --------------------------------
                                                  By James D. Davis
                                                  Its President

                                   SIGNATURES


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned corporation certifies that the information set forth in this statement is true, complete and correct.

                                            MULTALLOY, INC.,
                                          a Texas corporation



DATE:  May 31, 1996               /s/ James D. Davis
                                  ------------------------------------
                                            By James D. Davis
                                            Its President

                                   SIGNATURES


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned corporation certifies that the information set forth in this statement is true, complete and correct.

                                          PVF HOLDINGS, INC.,
                                        a Delaware corporation



DATE:  May 31, 1996                     /s/ James D. Davis
                                        ----------------------------------
                                              By James D. Davis
                                              Its President

                                   SIGNATURES


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned corporation certifies that the information set forth in this statement is true, complete and correct.

                                       SOUTHWEST STAINLESS, INC.,
                                          a Texas corporation



DATE:  May 31, 1996                   /s/ James D. Davis
                                      ----------------------------------
                                           By James D. Davis
                                           Its President

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE:  May 31, 1996               /s/ Michael L. Stanwood
                                  ------------------------------------
                                            Michael L. Stanwood

                                   EXHIBIT 1

                                   AGREEMENT


     The undersigned hereby states and agrees that the attached Schedule 13D to be filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, is being filed on behalf of the undersigned.

Date:     May 31, 1996                  /s/ J. D. Brown, Jr.
                                        ------------------------------------
                                                J. D. Brown, Jr.

                                   EXHIBIT 1

                                   AGREEMENT


     The undersigned hereby states and agrees that the attached Schedule 13D to be filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, is being filed on behalf of the undersigned.

Date:     May 31, 1996                  /s/ James D. Davis
                                        ----------------------------------
                                                  James D. Davis

                                   EXHIBIT 1

                                   AGREEMENT


     The undersigned corporation hereby states and agrees that the attached
Schedule 13D to be filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, is being filed on behalf of the undersigned corporation.

Date:     May 31, 1996
                                       HOUSTON PRODUCTS & MACHINE, INC.,
                                              a Texas corporation

                                     /s/ James D. Davis
                                     -----------------------------------------
                                             By James D. Davis
                                             Its President

                                   EXHIBIT 1

                                   AGREEMENT


     The undersigned corporation hereby states and agrees that the attached
Schedule 13D to be filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, is being filed on behalf of the undersigned corporation.

Date:     May 31, 1996
                                        JEMISON INVESTMENT CO., INC.,
                                           a Delaware corporation


                                        /s/ James D. Davis
                                        -----------------------------
                                              By James D. Davis
                                                Its President

                                   EXHIBIT 1

                                   AGREEMENT


     The undersigned corporation hereby states and agrees that the attached
Schedule 13D to be filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, is being filed on behalf of the undersigned corporation.

Date:     May 31, 1996
                                             MULTALLOY, INC.,
                                        a New Jersey corporation

                                      /s/ James D. Davis
                                      ------------------------------
                                            By James D. Davis
                                            Its President

                                   EXHIBIT 1

                                   AGREEMENT


     The undersigned corporation hereby states and agrees that the attached
Schedule 13D to be filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, is being filed on behalf of the undersigned corporation.

Date:     May 31, 1996
                                           MULTALLOY, INC.,
                                         a Texas corporation


                                     /s/ James D. Davis
                                     -------------------------------
                                          By James D. Davis
                                          Its President

                                   EXHIBIT 1

                                   AGREEMENT


     The undersigned corporation hereby states and agrees that the attached
Schedule 13D to be filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, is being filed on behalf of the undersigned corporation.

Date:     May 31, 1996
                                          PVF HOLDINGS, INC.,
                                        a Delaware corporation


                                     /s/ James D. Davis
                                     -----------------------------
                                          By James D. Davis
                                          Its President

                                   EXHIBIT 1

                                   AGREEMENT


     The undersigned corporation hereby states and agrees that the attached
Schedule 13D to be filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, is being filed on behalf of the undersigned corporation.

Date:     May 31, 1996
                                        SOUTHWEST STAINLESS, INC.,
                                           a Texas corporation


                                       /s/ James D. Davis
                                       -----------------------------
                                             By James D. Davis
                                             Its President

                                   EXHIBIT 1

                                   AGREEMENT


     The undersigned hereby states and agrees that the attached Schedule 13D to be filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, is being filed on behalf of the undersigned.

Date:     May 31, 1996
                                        /s/ Michael L. Stanwood
                                        -----------------------------
                                              Michael L. Stanwood